SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET
PUBLIC REQUEST FOR PROXY AUTHORIZATION

São Paulo, August 14, 2018 - Gafisa S.A. (B3: GFSA3) (“Company”) informs to the market that will make a public request for proxy authorization, pursuant to Article 27 of CVM Instruction No. 481/09 (“ICVM 481”), to vote, at the Extraordinary Shareholders’ Meeting to be held, in first call, on September 25, 2018, at 10:30 a.m., the matters on the agenda, as follows:

(i) Remove from office all members of the Board of Directors;

(ii) Define the number  of  members to compose the Board of Directors; and

(iii) Elect the new members to compose the Board of Directors.

The information required by Article 23 of CVM Instruction No. 481, as well as other documents and information provided for by ICVM 481 referring to the matters, subject-matter of shareholders’ deliberation, are available on the Company’s Investor  Relations  website  (ri.gafisa.com.br)  and  on  the website  of  the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

Carlos Eduardo Moraes Calheiros
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer